UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO THE MARKET

Independent Auditor Change

BANCO SANTANDER (BRASIL) S.A., in compliance of Normative Instruction CVM No. 308/99, informs that in the Board of Directors’ meeting held on this date was approved the hiring of PricewaterhouseCoopers Auditores Independentes to be the independent auditor of Banco Santander Brasil and of the companies part of Santander conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The hiring was submitted to appreciation of the Audit Committee of Santander Brasil and, after appreciated, was recommended to the Board of Directors, in line with the corporate governance recommendations to alternate the independent auditor of Santander Group. Deloitte, the replaced audit company, expressed its consent regarding the justification to the change made, pursuant to Article 28 of the mentioned CVM Normative Instruction.

São Paulo, March 18st, 2016.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 18, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer